Mail Stop 6010


March 9, 2006




James R. Oyler, President and Chief Executive Officer
Evans & Sutherland Computer Corporation
600 Komas Drive
Salt Lake City, Utah  84108

Via US Mail and Facsimile [(801) 588-4550]

          	Re:	Evans & Sutherland Computer Corporation
               	Form 8-K for Item 4.02 filed March 7, 2006
		File No. 0-8771

Dear Mr. Oyler:
	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


Form 8-K Filed March 7, 2006
1. We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please disclose how and when you intend to file restated financial statements for each of the periods you have listed as being affected.
We may have further comment after you file the restated financial statements.


Mr. James R. Oyler
Evans & Sutherland Computer Corporation
March 9, 2006
Page 2



	Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter.
Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions, please call me at (202) 551-3606. In my absence, you may call Angela Crane, Branch Chief at (202) 551-
3554.

							Sincerely,


							Jeanne Bennett
							Staff Accountant